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Prospectus Supplement No. 1                     Filed Pursuant to Rule 424(b)(3)
Dated July 6, 2001                               Registration File No. 333-61502
(to Prospectus dated June 18, 2001)

                     PEGASUS SATELLITE COMMUNICATIONS, INC.

                                     [LOGO]

                                    PEGASUS
                                   SATELLITE

                           Exchange of our registered
            12- 3/4% Series B Cumulative Exchangeable Preferred Stock
                                 for any and all
                         of our unregistered outstanding
            12- 3/4% Series A Cumulative Exchangeable Preferred Stock

                            -------------------------

         This Supplement No. 1 to the prospectus dated June 18, 2001 (the "Prospectus"), relating to the exchange offer described above, is being provided to you to advise you of certain amendments to the Prospectus. The purpose of the amendments included in this supplement are:

         o to update the Business of Pegasus Satellite--Legal Proceedings section of the Prospectus to reflect certain developments in the company's litigation with DirecTV; and

         o to update the Business of Pegasus Satellite--Recent Completed Transactions section of the Prospectus to disclose the consolidation of Golden Sky Holdings, Inc., acquired in May 2000, into Pegasus Media & Communications, Inc.

The Prospectus is hereby amended and supplemented as follows:

         1. The information included in the Prospectus under the heading "Business of Pegasus Satellite--Legal Proceedings--DirecTV Litigation--Pegasus Satellite and Golden Sky Systems" is supplemented and amended to include the following paragraph:

         "On June 22, 2001, DirecTV brought suit against us and Golden Sky Systems in Los Angeles County Superior Court for breach of contract and common counts. The lawsuit pertains to the Seamless Marketing Agreement dated August 9, 2000, as amended, between DirecTV, on the one hand, and us and Golden Sky Systems on the other hand. Pursuant to the terms of that agreement, the parties agreed upon arrangements relating to the marketing activities of DirecTV retailers and distributors in our territories and the territories of Golden Sky Systems. DirecTV asserts that we and Golden Sky Systems have not made certain payments due under the agreement. Prior to the filing of DirecTV's complaint, we asserted in correspondence to DirecTV that DirecTV was in breach of the agreement in numerous respects, and demanded that DirecTV cure those breaches."
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         2. The section of the Prospectus entitled "Business of Pegasus
Satellite--Recent Completed Transactions--Pegasus Satellite Transactions--Merger with Golden Sky Holdings, Inc." is supplemented and amended to include the following paragraph:

         "On June 29, 2001, we contributed all the capital stock of Golden Sky Holdings to our subsidiary, Pegasus Media & Communications, Inc. At the same time, Golden Sky and its subsidiaries repaid all $72 million of their bank debt and guaranteed Pegasus Media & Communications' bank debt and $85 million principal amount of senior subordinated notes. As a result, Pegasus Media & Communications now has approximately 400,000 additional DirecTV subscribers or a total of approximately 1.5 million subscribers as of March 31, 2001. The move effectively completes the consolidation of Golden Sky, acquired in May 2000, into Pegasus Media & Communications, the entity holding Pegasus' other satellite assets."

Dated as of: July 6, 2001.